January 29, 2019

Jeff Carberry
Chief Financial Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

       Re: Stamps.com Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 000-26427

Dear Mr. Carberry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products